Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 8, 2023 relating to the

Preliminary Prospectus Supplement dated February 8, 2023

to Prospectus dated April 26, 2022

Registration Statement No. 333-264493

Pricing Term Sheet

$750,000,000 4.625% Senior Notes due 2030

$500,000,000 4.625% Senior Notes due 2033

Issuer:	Waste Management, Inc.
Guarantor:	Waste Management Holdings, Inc.
Ratings:*	Moody’s: Baa1 S&P: A- Fitch: BBB+
Trade Date:	February 8, 2023
Settlement Date:**	T+5; February 15, 2023
Principal Amount:	2030 Notes: $750,000,000 2033 Notes: $500,000,000
Maturity Date:	2030 Notes: February 15, 2030 2033 Notes: February 15, 2033
Coupon:	2030 Notes: 4.625% 2033 Notes: 4.625%
Benchmark Treasury:	2030 Notes: 3.500% due January 31, 2030 2033 Notes: 4.125% due November 15, 2032
Benchmark Treasury Price and Yield:	2030 Notes: 98-15+ / 3.749% 2033 Notes: 103-28+ / 3.647%
Spread to Benchmark Treasury:	2030 Notes: +90 basis points 2033 Notes: +100 basis points
Yield to Maturity:	2030 Notes: 4.649% 2033 Notes: 4.647%
Price to Public:	2030 Notes: 99.858% of face amount 2033 Notes: 99.826% of face amount
Net Proceeds (before expenses):	$1,241,815,000
Interest Payment Dates:	2030 Notes: Semi-annually on February 15 and August 15, commencing on August 15, 2023 2033 Notes: Semi-annually on February 15 and August 15, commencing on August 15, 2023

Optional Redemption:

2030 Notes: Prior to December 15, 2029 (two months prior to the maturity date), the 2030 Notes are redeemable at the option of the issuer, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2030 Notes matured on December 15, 2029) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the 2030 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after December 15, 2029 (two months prior to the maturity date), the 2030 Notes are redeemable at the option of the issuer, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2030 Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

2033 Notes: Prior to November 15, 2032 (three months prior to the maturity date), the 2033 Notes are redeemable at the option of the issuer, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 Notes matured on November 15, 2032) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the 2033 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after November 15, 2032 (three months prior to the maturity date), the 2033 Notes are redeemable at the option of the issuer, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2033 Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	2030 Notes: 94106L BT5 / US94106LBT52 2033 Notes: 94106L BU2 / US94106LBU26

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

BofA Securities, Inc.

Deutsche Bank Securities Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Co-Managers:

BNP Paribas Securities Corp.

MUFG Securities Americas Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

Loop Capital Markets LLC

MFR Securities, Inc.

Mischler Financial Group, Inc.

Siebert Williams Shank & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review or withdrawal at any time.

** The issuer expects delivery of the notes will be made against payment therefor on or about February 15, 2023, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

MiFID II professionals/ECPs-only/No PRIIPs KID – in the European Economic Area (EEA), the manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA.

The information in this term sheet supplements the information provided in the preliminary prospectus supplement dated February 8, 2023. To the extent information in this term sheet conflicts with information in the preliminary prospectus supplement, this term sheet controls. All capitalized terms used in this term sheet shall have the meaning ascribed to them in the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: (1) J.P. Morgan Securities LLC at 1-212-834-4533; (2) Mizuho Securities USA LLC at 1-866-271-7403; (3) SMBC Nikko Securities America, Inc. at 1-888-868-6856; or (4) Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.